Isos Acquisition Corporation

55 Post Road West, Suite 200

Westport, CT 06880

VIA EDGAR

November 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Aamira Chaudhry, Adam Phippen, Donald Field and Jacqueline Kaufman

Re:	Isos Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-4

Filed November 1, 2021

File No. 333-258080

Dear Staff Member:

Isos Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 5, 2021, regarding our Amendment No. 3 to Registration Statement on Form S-4, File No. 333-258080, filed with the Commission on November 1, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

Legal Proceedings; page 188

1.	We are aware that certain former employees of Bowlero have filed charges with the U.S. Equal Employment Opportunity Commission alleging certain unlawful employment practices and discrimination. Please advise what consideration you have given to disclosing these charges pursuant to Item 103 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The disclosure on page 188 of the Amendment has been revised to provide specific details regarding such EEOC claims, as well as (as provided under Item 103 of Regulation S-K), to state that Bowlero believes such claims to be claims made in the ordinary course without substantive merit, and that accordingly do not pose a material risk to its business or operations.

Covenant Compliance; Existing First Lien Credit Agreement, page 198

2.	We note your response to our prior comment number 6. Please tell us and revise to disclose explicitly why a waiver was needed. If true, please revise to disclose that you were not in compliance with or would not have been in compliance with the covenants without the waiver and revise to disclose which exact covenants you were not in compliance with. Additionally, please disclose what your First Lien Leverage Ratio and Total Leverage Ratio were for the covenant period ending June 30, 2021.

Response: The Company acknowledges the Staff’s comment. The disclosure on page 199 of the Amendment has been revised to disclose that absent the waiver of Bowlero’s First Lien Leverage Ratio maintenance covenant in the amendment, Bowlero would not have been in compliance with the First Lien Leverage Ratio maintenance covenant calculated on the last day of our fiscal quarters ended September 27, 2020, December 27, 2020, or March 28, 2021, and our fiscal year ended June 27, 2021.

The disclosure on page 199 of the Amendment has also been revised to specifically state that, during the same time period, Bowlero was prohibited from making restricted payments and certain investments because its Total Leverage Ratio exceeded the maximum Total Leverage Ratio which would have allowed for such restricted payments and investments.

The disclosure on page 199 of the Amendment has also been revised to specifically state Bowlero’s First Lien Leverage Ratio and Total Leverage Ratio as of September 27, 2020, December 27, 2020, March 28, 2021 and June 27, 2021.

3.	We note your response to our prior comment number 4. However, it appears that you have only partially addressed our comment. Please revise to disclose the amount or limit required for compliance with the Total Leverage Ratio covenant calculated using Covenant Adjusted EBITDA.

Response: The Company acknowledges the Staff’s comment. The disclosure on pages 198-199 has been revised to provide additional detail on Bowlero’s Total Leverage Ratio incurrence covenant; more specifically, to state that Bowlero is permitted to make certain restricted payments where the Total Leverage Ratio is no more than 4 to 1, and to make certain restricted investments where the Total Leverage Ratio is no more than 4.25 to 1.

Reconciliation of Net Income to Covenant Adjusted EBITDA, page 199

4.	We note your response to our prior comment number 5. Your response states that “Covenant Adjusted EBITDA better reflects the Company’s ability to generate cash from operations without the variability from changes in working capital.” This indicates that the measure is being used as a measure of liquidity. Additionally, the measure is presented as a material term of your Existing First Lien Credit Agreement, which directly impacts your liquidity. Accordingly, please revise to remove references to Covenant Adjusted EBITDA as a performance or profitability measure and state explicitly that it is a liquidity measure.

Response: The Company acknowledges the Staff’s comment. The disclosure on page 199 of the Amendment has been revised to explicitly state the Covenant Adjusted EBITDA is a liquidity measure and to remove references to Covenant Adjusted EBITDA as a performance or profitability measure.

5.	We note from your response to our prior comment number 5 and from your revised disclosure that the lender temporarily replaced certain financial covenants that were based on Covenant Adjusted EBITDA with separate liquidity tests including maintaining total liquidity of not less than $20 million. Please revise to disclose any other liquidity test requirements and explicitly state whether or not you are in compliance with these requirements.

Response: The Company acknowledges the Staff’s comment. The disclosure on page 199 of the Amendment has been revised to explicitly state that the only liquidity test Bowlero is required to satisfy under the covenant waiver requires Total Liquidity of not less than $20 million, calculated on each business day and certified monthly, and that Bowlero has been and continues to be in compliance with such test. The disclosure on page 199 has been further revised to explicitly state that if Bowlero failed to satisfy the Total Liquidity test, it would avoid a default under the covenant waiver as long as, on business day on which it failed the Total Liquidity Test, its Core Liquidity was at least $20 million, and that Bowlero has also been and continues to be in compliance with such alternative test.

*           *           *

We thank the Staff for its review of the foregoing and the Amendment. If you have questions regarding the foregoing comments, please feel free to contact our counsel, Gary J. Simon by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

/s/ George Barrios
Name:	George Barrios
Title:	Co-Chief Executive Officer

/s/ Michelle Wilson
Name:	Michelle Wilson
Title:	Co-Chief Executive Officer

cc:	Hughes Hubbard & Reed LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP

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